November 15, 2024

Ana Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Miami, FL 33133

       Re: Watsco, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-05581
Dear Ana Menendez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services